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                            July 22, 2021

       Harold Hofer
       Chief Executive Officer
       Elevate.Money REIT I, Inc.
       4600 Campus Drive, Suite 201
       Newport Beach, CA 92660

                                                        Re: Elevate.Money REIT
I, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 2
                                                            Filed July 15, 2021
                                                            File No. 024-11284

       Dear Mr. Hofer:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 2 Filed July 15, 2021

       General

   1. We note your revised disclosure in response to comment 2. Please revise to reconcile the statements on page ii
and elsewhere that you have not yet identified any properties to acquire with the
disclosure on page 75 regarding a potential property acquisition.
   2. We note your response to comment 3. Please revise your plan of distribution to disclose whether North Capital
will or has been paid the additional dealer management fees for acting as Escrow Agent
disclosed in Offering Circular Supplement No. 2, filed March 10,
                                                        2021, quantifying the
amount of any such fees due or paid to date. Please also revise Mr.
                                                        Hoefer's biography on
page 52 to reflect the SEC investigation and settlement with
                                                        BrixInvest, LLC. Refer
to Item 401(e) of Regulation S-K for guidance.
 Harold Hofer
FirstName  LastNameHarold
Elevate.Money  REIT I, Inc. Hofer
Comapany
July       NameElevate.Money REIT I, Inc.
     22, 2021
July 22,
Page  2 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham at (202) 551-3783 or James Lopez at
(202) 551-3536
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Gregory W. Preston, Esq.